June 2, 2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549


                       Interim Report Under Rule 24 of the
                  Public Utilities Holding Company Act of 1935
                              Progress Energy, Inc.
                            410 S. Wilmington Street
                                Raleigh, NC 27601
                                File No.: 70-9659

Gentlemen:

     In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated December 12, 2000, authorizing the financing transactions and business activities, the undersigned hereby certifies to the Commission that, for the calendar quarter ending March 31, 2003, from and after registration of Progress Energy, Inc. ("Progress Energy") on November 30, 2000:

a. The purchase price per share of each sale of Common Stock and the market price per share at the date of the agreement of sale:

     None.

b. The total number of shares of Common Stock issued or issuable under options granted during the quarter under the DRP, Incentive Plan, or any other similar plans subsequently adopted:

     2,008,428 total shares (1,677,287 DRP & 167,400 Restricted); (3,753
     Stock option exercises); (740 Stock issued for NCNG Director's Retirement Compensation Plan); (1,139 Stock issued for NCNG Director's Deferred Compensation Plan); (158,109 Employee 401(k) Plan)

c. If Common Stock of Progress Energy has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share, and whether the shares are restricted to the acquirer:

     None.

d. The name of the guarantor and the beneficiary of any guaranty entered into under this order during the quarter, and the amount, terms, and purpose of the guaranty:

-------------------------------------------------------------------------------------------------------------
     Guarantor            Beneficiary                    Amount     Date            Purpose
-------------------------------------------------------------------------------------------------------------
Progress Energy    Arch Energy Resources, Inc. **      5,000,000  01/02/03  Coal purchases
-------------------------------------------------------------------------------------------------------------
Progress Energy    Cargill Power Markets, LLC          2,000,000  01/02/03  Power, Gas and Financial
                                                                            Trading (EEI Agreement)
-------------------------------------------------------------------------------------------------------------
Progress Energy    FirstEnergy Solutions Corp          2,000,000  01/06/03  EEI transactions
-------------------------------------------------------------------------------------------------------------
Progress Energy    Peabody COALTRADE, Inc. ***         6,000,000  01/10/03  Coal Trading
-------------------------------------------------------------------------------------------------------------
Progress Energy    Tennessee Valley Authority          3,000,000  01/16/03  Transmission purchases and EEI
-------------------------------------------------------------------------------------------------------------
Progress Energy    Sequent Energy Management, LP **** 20,000,000  01/20/03  Gas Trading
-------------------------------------------------------------------------------------------------------------
Progress Energy    BP Energy Company                   2,000,000  01/20/03  Power, Gas and Coal trading
-------------------------------------------------------------------------------------------------------------
Progress Energy    Virginia Power Energy Marketing,    3,000,000  03/13/03  Power & Gas Trading
                   Inc.
-------------------------------------------------------------------------------------------------------------
Progress Energy    Nuclear Regulatory Commission      99,000,000  03/24/03  Decommissioning Brunswick 1
                   ("NRC")
-------------------------------------------------------------------------------------------------------------
Progress Energy    NRC                                82,000,000  03/24/03  Decommissioning Brunswick 2
-------------------------------------------------------------------------------------------------------------
Progress Energy    NRC                                95,000,000  03/24/03  Decommissioning Robinson 2
-------------------------------------------------------------------------------------------------------------
**   This guaranty was reported earlier but has been re-issued for a different beneficiary.
***  This guaranty was reported earlier at $10 million but has been re-issued for the amount reported above.
**** This guaranty was reported earlier at $3 million; it was temporarily increased to $20 million on 3/10/03 and will revert to $3 million on
     5/31/03.

e. The amount and terms of any Short-term Debt, Debentures, or Preferred Securities issued directly or indirectly by Progress Energy during the quarter:

Progress Energy, Inc.'s commercial paper balance at 3/31/03 was $91,800,000. Progress Energy issued $251,900,000 in commercial paper from 1/01/03 through 3/31/03 at a weighted average yield of 1.47% under an $880 million revolving credit facility.

f. The amount and terms of any Short-term Debt issued by CP&L or NCNG and any of the long-term debt securities or trust preferred securities issued by NCNG during the quarter:

Carolina Power & Light Company

Carolina Power & Light Company's ("CP&L") commercial paper balance at 3/31/03 was $221,975,000. CP&L issued $1,156,975,000 in commercial paper from 1/01/03 through 3/31/03 at a weighted average yield of 1.45% under a $570 million revolving credit facility.

North Carolina Natural Gas

None.

g. With respect to each participant in the Utility Money Pool and the Non-Utility Money Pool, the maximum amount of borrowings from and loans to each Money Pool during the quarter, and the range of interest rates on Money Pool borrowings and loans:

----------------------------------------------------------------------
Non-utility Money Pool:  Maximum Outstanding Balances -
Quarter-ending -  3/31/03
----------------------------------------------------------------------
                            Loans to the MP    Borrowings from the MP
----------------------------------------------------------------------
Progress Energy             $482,334,837.76
----------------------------------------------------------------------
Progress Energy Ventures                        $113,959,549.16
----------------------------------------------------------------------
Progress Energy Service                         $160,090,802.80
  Company
----------------------------------------------------------------------
Progress Capital Holdings                       $158,441,295.54
----------------------------------------------------------------------
Progress Fuels                                   $66,438,638.29
----------------------------------------------------------------------
SRS                           $1,246,551.97       $1,124,375.03
----------------------------------------------------------------------

The range of interest rates on these borrowings was 1.343% to 1.608%.

-------------------------------------------------------------------------
Utility Money Pool:  Maximum Outstanding Balances -
Quarter-ending -  3/31/03
-------------------------------------------------------------------------
                              Loans to the MP    Borrowings from the MP
-------------------------------------------------------------------------
Progress Energy               $286,685,558.64                    n/a
-------------------------------------------------------------------------
Carolina Power & Light         $67,672,041.26        $291,705,599.90
-------------------------------------------------------------------------
Florida Power Corporation     $281,655,598.23        $299,191,510.05
-------------------------------------------------------------------------
North Carolina Natural Gas     $24,069,430.78          $6,508,742.13
-------------------------------------------------------------------------

The range of interest rates on these borrowings was 1.455% to 1.605%.

h. The amount and terms of any financings consummated by any Non-utility Subsidiary during the quarter that are not exempt under Rule 52 under the
     Act:

     None.

i. The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to the instruments:

------------------------------------------------------------------------------------------------------------------
Trade Date      Description           Type    Cash Flow/  Counterparty       Notional    Effective  Termination
                                              Fair Value                   x $1,000,000     Date       Date
------------------------------------------------------------------------------------------------------------------
1/09/2003 Swap to Floating            Swap        FV      Salomon           $ 100.00     1/01/2003   3/01/2006
------------------------------------------------------------------------------------------------------------------
1/21/2003 Swap to Floating            Swap        FV      Wachovia          $ 200.00     1/01/2003   3/01/2006
------------------------------------------------------------------------------------------------------------------
1/24/2003 Treasury Rate Lock          T-Lock      CF      Bank of America   $  20.00     1/24/2003   2/20/2003
------------------------------------------------------------------------------------------------------------------
1/31/2003 Swap to Floating            Swap        FV      Salomon           $ 200.00     1/01/2003   3/01/2006
------------------------------------------------------------------------------------------------------------------
2/14/2003 Termination of Treasury     T-Lock      CF      JPMorgan          $  35.00     2/19/2003   2/18/2003
          Lock
------------------------------------------------------------------------------------------------------------------
2/18/2003 Termination of Treasury     T-Lock      CF      Bank of America   $  35.00     2/19/2003   2/18/2003
          Lock
------------------------------------------------------------------------------------------------------------------
2/18/2003 Termination of Treasury     T-Lock      CF      Bank of America   $  20.00     2/19/2003   2/18/2003
          Lock
------------------------------------------------------------------------------------------------------------------
2/18/2003 Termination of Treasury     T-Lock      CF      JPMorgan          $  35.00     2/19/2003   2/18/2003
          Lock
------------------------------------------------------------------------------------------------------------------
3/18/2003 Treasury Rate Lock          T-Lock      CF      Bank of America   $  10.00     3/18/2003  10/30/2003
------------------------------------------------------------------------------------------------------------------

j.   The amount of the market-to-book ratio of the Common Stock:

     Progress Energy Common Stock Data as of March 31, 2003:
     Total Common Stock Equity                                        $6,841.5
     (in millions)
     Market-to-book ratio                                                  1.34

k.   The name, parent company, and amount invested in any Intermediate or
     Holding Company or Financing Subsidiary during the quarter:
                                                                      (Millions)
     Equity contribution from Progress Energy to Florida Progress
     Florida Progress to Progress Capital Holdings
     Progress Capital Holdings to Progress Fuels Corporation         $132.6 million


                                       3

     Equity contribution from Progress Energy to PV Holdings, Inc.
     PV Holdings, Inc. to Progress Ventures, Inc.                    $ 13.9 million


     Equity contribution from Progress Energy to
     Progress Real Estate Holdings                                   $  6.3 million

l. A description of and the amount invested in any Energy-Related Assets (or in the securities of any company substantially all of whose assets consist of Energy-Related Assets) during the quarter:

     None.

m. A list of U-6B-2 statements filed with the Commission during the quarter including the name of the filing entity and the date of filing.

     Florida Power Corporation                   April 10, 2003
     Progress Capital Holdings, Inc.             April 10, 2003

n. Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Progress Energy, that has engaged in jurisdictional financing transactions during the quarter:

-------------------------------------------------------------------------------------------------------------------
Progress Energy, Inc.
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands except share data)                                                   March 31,         December 31,
Assets                                                                                2003              2002
-------------------------------------------------------------------------------------------------------------------
Utility Plant
  Utility plant in service                                                     $  20,803,671         $  20,152,787
  Accumulated depreciation                                                        (9,866,434)          (10,480,880)
-------------------------------------------------------------------------------------------------------------------
        Utility plant in service, net                                             10,937,237             9,671,907
  Held for future use                                                                 15,109                15,109
  Construction work in progress                                                      826,674               752,336
  Nuclear fuel, net of amortization                                                  254,771               216,882
-------------------------------------------------------------------------------------------------------------------
        Total Utility Plant, Net                                                  12,033,791            10,656,234
-------------------------------------------------------------------------------------------------------------------
Current Assets
  Cash and cash equivalents                                                           35,487                61,358
  Accounts receivable                                                                780,655               737,369
  Unbilled accounts receivable                                                       187,451               225,011
  Inventory                                                                          844,919               875,485
  Deferred fuel cost                                                                 229,522               183,518
  Assets of discontinued operations                                                  494,485               490,429
  Prepayments and other current assets                                               255,233               283,036
-------------------------------------------------------------------------------------------------------------------
        Total Current Assets                                                       2,827,752             2,856,206
-------------------------------------------------------------------------------------------------------------------
Deferred Debits and Other Assets
  Regulatory assets                                                                  658,828               393,215
  Nuclear decommissioning trust funds                                                788,766               796,844
  Diversified business property, net                                               2,074,373             1,884,271
  Miscellaneous other property and investments                                       472,642               463,776
  Goodwill                                                                         3,719,327             3,719,327
  Prepaid pension costs                                                               58,669                60,169
  Other assets and deferred debits                                                   538,744               522,662
-------------------------------------------------------------------------------------------------------------------
        Total Deferred Debits and Other Assets                                     8,311,349             7,840,264
-------------------------------------------------------------------------------------------------------------------
           Total Assets                                                        $  23,172,892         $  21,352,704
-------------------------------------------------------------------------------------------------------------------


Capitalization and Liabilities
-------------------------------------------------------------------------------------------------------------------
Common Stock Equity
  Common stock without par value, 500,000,000 shares authorized,
      239,816,121 and 237,992,513 shares issued and outstanding,
      respectively                                                             $   5,007,203         $   4,929,104
  Unearned ESOP common stock                                                         (90,890)             (101,560)
  Accumulated other comprehensive loss                                              (238,290)             (237,762)
  Retained earnings                                                                2,163,431             2,087,227
-------------------------------------------------------------------------------------------------------------------
                 Total common stock equity                                         6,841,454             6,677,009
-------------------------------------------------------------------------------------------------------------------
Preferred Stock of Subsidiaries-Not Subject to Mandatory Redemption                   92,831                92,831
Long-Term Debt                                                                     9,597,948             9,747,293
-------------------------------------------------------------------------------------------------------------------
                 Total capitalization                                             16,532,233            16,517,133
-------------------------------------------------------------------------------------------------------------------
Current Liabilities
  Current portion of long-term debt                                                  880,164               275,397
  Accounts payable                                                                   718,814               756,287
  Interest accrued                                                                   162,817               220,400
  Dividends declared                                                                 133,475               132,232
  Short-term obligations                                                             489,675               694,850
  Customer deposits                                                                  159,780               158,214
  Liabilities of discontinued operations                                             117,471               124,767
  Other current liabilities                                                          368,474               372,161
-------------------------------------------------------------------------------------------------------------------
                 Total Current Liabilities                                         3,030,670             2,734,308
-------------------------------------------------------------------------------------------------------------------
Deferred Credits and Other Liabilities
  Accumulated deferred income taxes                                                  901,258               932,813
  Accumulated deferred investment tax credits                                        202,160               206,221
  Regulatory liabilities                                                             451,769               119,766
  Asset retirement obligations                                                     1,209,587                     -
  Other liabilities and deferred credits                                             845,215               842,463
-------------------------------------------------------------------------------------------------------------------
                 Total Deferred Credits and Other Liabilities                      3,609,989             2,101,263
-------------------------------------------------------------------------------------------------------------------
Commitments and Contingencies
-------------------------------------------------------------------------------------------------------------------
           Total Capitalization and Liabilities                                $  23,172,892        $   21,352,704
-------------------------------------------------------------------------------------------------------------------

Carolina Power & Light Company
d/b/a Progress Energy Carolinas, Inc.
CONSOLIDATED BALANCE SHEETS
(Unaudited) ( in thousands)
                                                                                  March 31,            December 31,
Assets                                                                               2003                  2002
-------------------------------------------------------------------------------------------------------------------
Utility Plant
  Utility plant in service                                                     $  12,954,849        $   12,675,761
  Accumulated depreciation                                                        (5,999,260)           (6,356,933)
-------------------------------------------------------------------------------------------------------------------
        Utility plant in service, net                                              6,955,589             6,318,828
  Held for future use                                                                  7,188                 7,188
  Construction work in progress                                                      374,031               325,695
  Nuclear fuel, net of amortization                                                  182,253               176,622
-------------------------------------------------------------------------------------------------------------------
                 Total Utility Plant, Net                                          7,519,061             6,828,333
-------------------------------------------------------------------------------------------------------------------
Current Assets
  Cash and cash equivalents                                                           13,454                18,284
  Accounts receivable                                                                322,638               301,178
  Unbilled accounts receivable                                                       120,417               151,352
  Receivables from affiliated companies                                               26,527                36,870
  Notes receivable from affiliated companies                                               -                49,772
  Taxes receivable                                                                         -                 5,890
  Inventory                                                                          326,562               342,886
  Deferred fuel cost                                                                 138,273               146,015
  Prepayments and other current assets                                                84,654                94,658
-------------------------------------------------------------------------------------------------------------------
                 Total Current Assets                                              1,032,525             1,146,905
-------------------------------------------------------------------------------------------------------------------
Deferred Debits and Other Assets
  Regulatory assets                                                                  518,747               252,083
  Nuclear decommissioning trust funds                                                421,159               423,293
  Diversified business property, net                                                   9,763                 9,435
  Miscellaneous other property and investments                                       213,123               209,657
  Other assets and deferred debits                                                   100,471               104,978
-------------------------------------------------------------------------------------------------------------------
                 Total Deferred Debits and Other Assets                            1,263,263               999,446
-------------------------------------------------------------------------------------------------------------------
           Total Assets                                                        $   9,814,849        $    8,974,684
-------------------------------------------------------------------------------------------------------------------


Capitalization and Liabilities
-------------------------------------------------------------------------------------------------------------------
Capitalization
-------------------------------------------------------------------------------------------------------------------
  Common stock                                                                 $   3,122,281        $    3,089,115
  Preferred stock - not subject to mandatory redemption                               59,334                59,334
  Long-term debt, net                                                              2,898,985             3,048,466
-------------------------------------------------------------------------------------------------------------------
                 Total Capitalization                                              6,080,600             6,196,915
-------------------------------------------------------------------------------------------------------------------
Current Liabilities
  Current portion of long-term debt                                                  150,000                     -
  Accounts payable                                                                   242,622               259,217
  Payables to affiliated companies                                                   101,615                98,572
  Notes payable to affiliated companies                                               39,679                     -
  Taxes accrued                                                                       86,465                     -
  Interest accrued                                                                    47,385                58,791
  Short-term obligations                                                             221,975               437,750
  Current portion of accumulated deferred income taxes                                67,562                66,088
  Other current liabilities                                                           73,672                93,171
-------------------------------------------------------------------------------------------------------------------
                 Total Current Liabilities                                         1,030,975             1,013,589
-------------------------------------------------------------------------------------------------------------------
Deferred Credits and Other Liabilities
  Accumulated deferred income taxes                                                1,164,952             1,179,689
  Accumulated deferred investment tax credits                                        155,757               158,308
  Regulatory liabilities                                                              67,536                 7,774
  Asset retirement obligations                                                       892,422                     -
  Other liabilities and deferred credits                                             422,607               418,409
-------------------------------------------------------------------------------------------------------------------
                 Total Deferred Credits and Other Liabilities                      2,703,274             1,764,180
-------------------------------------------------------------------------------------------------------------------
Commitments and Contingencies
-------------------------------------------------------------------------------------------------------------------
            Total Capitalization and Liabilities                               $   9,814,849        $    8,974,684
-------------------------------------------------------------------------------------------------------------------

North Carolina Natural Gas Company
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands)
                                                                                   March 31,          December 31,
Assets                                                                               2003                 2002
-------------------------------------------------------------------------------------------------------------------
     Utility Plant
  Gas utility plant in service                                                 $     561,212         $     554,738
  Accumulated depreciation                                                          (184,237)             (179,086)
-------------------------------------------------------------------------------------------------------------------
         Utility plant in service, net                                               376,975               375,652
  Construction work in progress                                                       13,726                18,127
-------------------------------------------------------------------------------------------------------------------
          Total Utility Plant, Net                                                   390,701               393,779
-------------------------------------------------------------------------------------------------------------------
      Current Assets
  Cash and cash equivalents                                                              868                   762
  Accounts receivable                                                                 36,918                32,398
  Accounts receivable - affiliate                                                      2,212                 3,647
  Intercompany current notes receivable                                                8,218                     -
  Inventory                                                                           10,221                17,198
 Prepayments and other current assets                                                 16,901                18,817
-------------------------------------------------------------------------------------------------------------------
          Total Current Assets                                                        75,338                72,822
-------------------------------------------------------------------------------------------------------------------
     Deferred Debits and Other Assets
  Regulatory Assets                                                                    1,366                 1,422
  Diversified business property, net                                                     928                   928
  Miscellaneous other property and investments                                         5,791                 5,690
  Goodwill, net                                                                       43,022                43,022
  Other assets and deferred debits                                                     6,242                 6,852
-------------------------------------------------------------------------------------------------------------------
          Total Deferred Debits and Other Assets                                      57,349                57,914
-------------------------------------------------------------------------------------------------------------------
            Total Assets                                                       $     523,388        $      524,515
-------------------------------------------------------------------------------------------------------------------


Capitalization and Liabilities
-------------------------------------------------------------------------------------------------------------------
Capitalization
  Common stock equity                                                          $     411,769        $      411,763
  Retained earnings                                                                 (157,287)             (165,105)
  Long-term debt, net                                                                150,000               150,000
-------------------------------------------------------------------------------------------------------------------
         Total Capitalization                                                        404,482               396,658
-------------------------------------------------------------------------------------------------------------------
Current Liabilities
  Accounts payable                                                                    48,242                32,807
  Accounts payable - associated companies                                             14,323                 8,607
  Intercompany current notes payable                                                       -                 5,841
  Taxes accrued                                                                        3,976                 1,951
  Interest accrued                                                                       494                   465
  Other current liabilities                                                            2,356                29,562
-------------------------------------------------------------------------------------------------------------------
         Total Current Liabilities                                                    69,391                79,233
-------------------------------------------------------------------------------------------------------------------
Deferred Credits and Other Liabilities
  Accumulated deferred income taxes                                                   27,755                27,172
  Accumulated deferred investment tax credits                                          1,652                 1,685
  Other liabilities and deferred credits                                              20,108                19,767
-------------------------------------------------------------------------------------------------------------------
         Total Deferred Credits and Other Liabilities                                 49,515                48,624
-------------------------------------------------------------------------------------------------------------------
Commitments and Contingencies
-------------------------------------------------------------------------------------------------------------------
            Total Capitalization and Liabilities                             $       523,388        $      524,515
-------------------------------------------------------------------------------------------------------------------

o. A table showing, as of the end of the quarter, the dollar and percentage components of the capital structures of Progress Energy on a consolidated basis and each Utility Subsidiary:

-------------------------------------------------------------------------------------------------------------------------
Capital Structure as of March 31, 2003
-------------------------------------------------------------------------------------------------------------------------
(in millions)
-------------------------------------------------------------------------------------------------------------------------
                                      Progress Energy               CP&L            Florida Power             NCNG
-------------------------------------------------------------------------------------------------------------------------
Common stock equity               $  6,841.5     38.2%     $ 3,122.3   48.1%      $ 1,996.2   48.5%     $ 254.5    62.9%
-------------------------------------------------------------------------------------------------------------------------
Preferred securities                    92.8      0.5%          59.3    0.9%           33.5    0.8%         0.0     0.0%
-------------------------------------------------------------------------------------------------------------------------
Long-term debt (1)                  10,478.1     58.5%       3,049.0   47.0%        1,894.3   46.0%       150.0    37.1%
-------------------------------------------------------------------------------------------------------------------------
Notes to affiliated companies            0.0      0.0%          39.7    0.6%           19.1    0.5%         0.0     0.0%
-------------------------------------------------------------------------------------------------------------------------
Short-term obligations                 489.7      2.8%         222.0    3.4%          175.9    4.2%         0.0     0.0%
-------------------------------------------------------------------------------------------------------------------------
Total                             $ 17,902.1    100.0%     $ 6,492.3  100.0%      $ 4,119.0  100.0%     $ 404.5   100.0%
-------------------------------------------------------------------------------------------------------------------------

(1) Includes current portion of long-term debt.

p. A retained earnings analysis of Progress Energy on a consolidated basis, Florida Progress and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account; and the resulting capital account balances at the end of the quarter:

  Progress Energy,                          Consolidated Retained Earnings
  Inc.
  Balance 12/31/02                                           2,087,227
  Current earnings                                             185,026
  Current earnings from exempt projects                         23,130
  Common dividends                                            (131,952)
                                                        --------------
  Balance 3/31/03                                            2,163,431

  CP&L                                      Consolidated Retained Earnings
  Balance 12/31/02                                           1,343,929
  Current earnings                                             135,061
  Dividend of cash to parent                                  (123,112)
  Preferred dividends                                             (741)
                                                        --------------
  Balance 3/31/03                                            1,355,137

  Florida Progress                          Consolidated Retained Earnings
  Balance 12/31/02                                             598,191
  Current earnings                                              80,917
  Dividend of cash to parent                                  (123,103)
                                                        ---------------
  Balance 3/31/03                                              556,005

  Florida Power                             Retained Earnings
  Balance 12/31/02                                             969,795
  Current earnings                                              71,135
  Dividend of cash to parent                                  (123,111)
  Preferred dividends                                             (378)
                                                        --------------
  Balance 3/31/03                                              917,441

  NCNG                                      Retained Earnings
  Balance 12/31/02                                            (165,105)
  Current earnings                                               7,818
                                                        --------------
  Balance 3/31/03                                             (157,287)

q. A computation in accordance with rule 53(a) under the Act setting forth Progress Energy's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the requested EWG/FUCO authority:

     On March 31, 2003, Progress Energy's "aggregate investment," as defined in Rule 53(a)(1), in EWGs was approximately $1.283 billion, or about 61.1% of Progress Energy's consolidated retained earnings, also as defined in Rule 53(a)(1), for the four quarters ended March 31, 2003 ($2.102 billion).

r. A statement of aggregate investment in Exempt Projects ("exempt wholesale generators" or "EWGs" and foreign utility companies ("FUCOs") as a percentage of total capitalization, net utility plant, total consolidated assets, and market value of common equity, all as of the end of the quarter:


     ----------------------------------------------------------------------
                                          March 31, 2003
                                           (in millions)      Percentage
     ----------------------------------------------------------------------
     Total capitalization                   17,902.1            7.2%
     ----------------------------------------------------------------------
     Net utility plant                      12,033.83           10.7%
     ----------------------------------------------------------------------
     Total consolidated assets              23,172.9            5.5%
     ----------------------------------------------------------------------
     (2) Common equity market value          9,388.8            13.7%
     ----------------------------------------------------------------------

     (1) The above percentages assume an aggregate investment in EWGs of $1,283.5 million
     (2)  Market value of common equity assumes the following:
              Total common shares at 3/31/03 =      239,816,121
              Closing share price at 3/31/03 =            39.15
                                                 ---------------
              Total market value =               $9,388,801,137



                                            Very truly yours,
                                            PROGRESS ENERGY, INC.



                                            By:
                                                --------------------------------
                                                Thomas R. Sullivan
                                                Treasurer